PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-06	TSX Venture: PMV
April 7, 2004	Issued & Outstanding: 23,475,397
Fully Diluted: 32,800,221

ADDITIONAL DRILL RESULTS, DRILL PROGRAM RECOMMENCES
ASHANTI II GOLD PROJECT, GHANA

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], has received the final assay results from its initial 742 metres of the current 2,000 metre diamond drill program. Further significant assays were received from drill hole 04FBDDH05 which returned a 2.7 metre intersection grading 22.99 g/t Au. These holes were spotted to test targets in four widely separated areas of the property. Hole collar locations, orientation data and significant assays received to date for the program, are listed below.

In addition, diamond drilling has recommenced in the Fromenda Grid "B" area to test four strong targets outlined during the ongoing 100 line km 3DIP program. The Fromenda concession is one of nine exploration concessions and applications which comprise the Ashanti II Gold Project and which are located along a 50 km length of the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Hole Number (Grid/Area)	Grid Easting (m)	Grid Northing (m)	Azimuth (Deg)	Dip (Deg)	From (m)	To (m)	Drill Intercept (m)	Drill Intercept (ft)	Assay Au (g/t)	Assay Au (oz/ton)
04FBDDH01 (SZ/North)	867	1700	150	-50	18.00	19.50	1.50	4.92	1.02	0.03
04FBDDH02 (SZ/North)	867	1700	150	-70					NSA*	NSA*
04FBDDH03	1437	1650	135	-45	34.00	35.00	1.00	3.28	2.78	0.08
(SZ/East)					84.00	86.30	2.30	7.55	1.04	0.03
					90.00	92.00	2.00	6.56	1.51	0.04
04FBDDH04 (FB/Parallel)	9520	2010	135	-50	4.88	7.45	2.57	8.43	0.97	0.03
04FBDDH05 (FB/Parallel)	9520	1985	135	-50	5.30	8.00	2.70	8.86	22.99	0.67
04FBDDH06 (FB/Main)	9643	2010	135	-60					NSA*	NSA*
04FBDDH07 **	9640	2060	135	-50	14.00	23.00	9.00	29.53	8.76	0.26
(FB/Main)					63.00	85.65	22.65	74.31	5.65	0.17
04FBDDH08 (FB/Main)	9730	2220	135	-90	15.00	16.40	1.40	4.59	3.31	0.10
04FBDDH09 (FB)	9720	1760	135	-50					NSA*	NSA*
04FBDDH10	9715	1785	135	-50	26.21	27.74	1.53	5.02	2.10	0.06
(FB)					36.88	39.93	3.05	10.01	1.36	0.04

Note: * NSA= No Significant Assays
           ** Previously released

Drill holes 04FBDDH01 and 02 were retests of the shear zone in the School Zone North area, intersected in previously reported rotary hole 03FBRC09 (2.90 g/t Au/16.0 m). A strong two to four metre wide graphitic shear/quartz reef zone was intersected confirming the likely source of the gold mineralization in RC09. In the School Zone East area, drill hole 04FBDDH03 was a deeper test of the gold mineralization reported in rotary hole 03FBRC069 (2.75 g/t Au/12.0 m), and indicates continuity of mineralization to depth. Further drill tests of these zones will be based on positive results from the 3DIP program in this area.

04FBDDH04 and 05 were retests and 25 metre stepouts to the southwest, respectively, of hole 03FBRC36 (27.0 g/t Au/4.0 m and 5.93 g/t Au/5.0m) . Assay results in hole 04 were disappointing however the significant new gold intersection in 04FBDDH05 in a brecciated quartz reef, is very encouraging and a further indication of the potential for high-grade gold mineralization in the Parallel structure, located some 100 to 150 metres to the northwest of the Fromenda Grid "B" Main zone. Initial survey results from the 3DIP indicate a deep-seated IP anomaly in this area and the presence of east-west and north-south trending controlling structures. Further rotary drilling in this area is planned as part of a proposed 5,000 metre RC program to commence in May.

Drill holes 04FBDDH07 and 06 were 50 metre and 100 metre stepouts, respectively, to the southwest of previous hole 03FBDDH01 (2.60 g/t Au/20.0m) . Gold mineralization in this area occurs on the northwest flank of a strong, deep-seated and near vertical 3DIP anomaly. This anomaly is elongated in a northerly direction – which is interpreted to indicate a northerly plunge to the zone of interest. Only limited shallow drilling has occurred in the area to the north of the Main zone – suggesting the possibility for the extension of the Main Zone gold mineralization to depth.

The last two holes, 04FBDDH09 and 10 were drilled, 25 and 50 metres, respectively, to the northeast of 03FBDDH012 (2.4 g/t Au/18.5m) . This area is located some 300 metres to the southwest of the Main Zone.and will also be targeted in the follow-up RC drilling program.

An initial work program has also been completed on the three Switchback concessions. At least one area of elevated gold values in regional stream sediment samples has been identified on each of the concessions, corresponding with areas of old artisanal workings. Further work consisting of reconnaissance IP, detail soil grids and limited trenching is ongoing.

Douglas R. MacQuarrie, P.Geo. (B.C.), the VP of Exploration for the Company and Goknet Mining Company Limited, supervised and directed all work associated with the drilling program. Sample analyses, including repeats, randomly placed blanks, and standards were completed at SGS Analabs Pty. Limited at Bibiani and at Transworld Laboratories in Tarkwa, utilizing industry standard 50g fire assay and 300 and 1,000g screened metallics fire assay techniques, with atomic absorption finish. In addition, random duplicate samples were also submitted for overall QA purposes.

The Company has an option to earn up to 85% of the interest that Goknet Mining Company Limited, a privately held Ghanaian mineral exploration company, holds in nine exploration concessions and applications. Goknets' interests vary from 85% to 100%, subject to a 10% non-participating interest in favour of the Government of Ghana.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie, P.Geo (B.C.)
VP of Exploration

For more information please contact:

Laurie Sadler	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.